Exhibit 99.1

PETAQUILLA MINERALS LTD.
Suite 1230, 777 Hornby Street
Vancouver, BC Canada V6Z 1S4

ANNUAL GENERAL MEETING OF SHAREHOLDERS
(the “Meeting”)

held at the Fairmont Vancouver Hotel,
the Garibaldi Room, 900 West Georgia Street,
Vancouver, BC, Canada
on Thursday, November 29, 2012, at 10:00 a.m. (Vancouver time)

Report of Voting Results

In accordance with section 11.3, Voting Results, of National Instrument 51-102, Continuous Disclosure Obligations, set forth below is a brief description of the matters voted upon at the Meeting and the outcome of the vote:

The following matters were put to a vote by a show of hands:

	Brief Description of Matter	Outcome of Vote
1	To appoint Ernst & Young LLP as auditor of Petaquilla Minerals Ltd. (the “Company”)	Carried
2	To authorize the Directors to fix the remuneration to be paid to the auditor of the Company	Carried
3	To elect the following directors for the ensuing year or until their successors are elected or appointed: Raul Ferrer Richard Fifer David Kaplan Pedro Pablo Permuy	Carried